SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              QUALITY DINING, INC.
                       (Name of Subject Company (Issuer))


                               QDI ACQUISITION LLC
                                    NBO, LLC
                               JEROME L. SCHOSTAK
                                DAVID W. SCHOSTAK
                               ROBERT I. SCHOSTAK
                                MARK S. SCHOSTAK
                      (Names of Filing Persons -- Offerors)


                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  747456P 10 5
                      (CUSIP Number of Class of Securities)


                                DAVID W. SCHOSTAK
                                    NBO, LLC
                      25800 NORTHWESTERN HIGHWAY, SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                            TELEPHONE: (248) 262-1000
                            FACSIMILE: (248) 357-6116
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007


                            CALCULATION OF FILING FEE

=======================================  =======================================
        Transaction Valuation*                      Amount of Filing Fee*
---------------------------------------  ---------------------------------------
             $55,968,340                                   $11,194
---------------------------------------  ---------------------------------------




NY2:\919246\01\jp@m01!.DOC\72816.0003

* Based on the offer to purchase all of the outstanding shares of common stock, without par value, of Quality Dining, Inc. ("Common Stock"), including the related preferred stock purchase rights ("Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $5.00 cash per Share, 12,285,103 Shares issued and outstanding as of March 20, 2000 (as reported in Quality Dining, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended February 20, 2000), less 1,200,000 Shares owned by an affiliate of the offeror, and outstanding options with respect to 108,565 Shares as of October 31, 1999 that were then exercisable and that had exercise prices of $10.00 or less per Share (as reported in Quality Dining, Inc.'s Annual Report on Form 10-K for the fiscal year ended October 31, 1999). The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $11,194            Filing Party:   QDI Acquisition LLC
                                                             NBO, LLC
Form or Registration No.: TO                 Date Filed:     May 9, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [X]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                         (Continued on following pages)
                              (Page 1 of 4 pages)

                                   SCHEDULE TO

                This Amendment No. l ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed by QDI Acquisition LLC, a wholly-owned subsidiary of NBO, LLC, a Michigan limited liability company that is a holding company ("Purchaser") in the business of investing in the securities of Quality Dining, Inc. ("Parent") the members of which are Jerome L. Schostak, David W. Schostak, Robert I. Schostak and Mark S. Schostak (together, the "Schostaks"), on May 9, 2000, to purchase all of the outstanding shares of common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"), and the related rights to purchase shares of the Series B Participating Cumulative Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 27, 1997, by and between the Company and KeyCorp Shareholder Services, Inc., as Rights Agent, at a price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

                All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.



ITEM 11.  ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented by the following:

                     On June 5, 2000, Parent and the Purchaser announced that the Offer has been extended until 5:00 p.m., New York City time, July 10, 2000, unless further extended in accordance with the terms of the Offer, and issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.


ITEM 12.  EXHIBITS

Item 12 is hereby amended and supplemented with the following information:

           Exhibit (a)(1)(I): Text of press release issued by NBO, LLC and QDI Acquisition LLC, dated June 5, 2000.



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
                                    SIGNATURE

           After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 6, 2000, that the information set forth in this statement is true, complete and correct.



                                        QDI ACQUISITION LLC

                                        By: /s/ David W. Schostak
                                            ----------------------------------
                                            Name: David W. Schostak
                                            Title: Member


                                        NBO, LLC

                                        By: /s/ David W. Schostak
                                            ----------------------------------
                                            Name: David W. Schostak
                                            Title: Member


                                        /s/ Jerome L. Schostak
                                        --------------------------------------
                                        Jerome L. Schostak


                                        /s/ David W. Schostak
                                        --------------------------------------
                                        David W. Schostak


                                        /s/ Robert L. Schostak
                                        --------------------------------------
                                        Robert I. Schostak


                                        /s/ Mark S. Schostak
                                        --------------------------------------
                                        Mark S. Schostak


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
                                  EXHIBIT INDEX



EXHIBIT NO.                              DESCRIPTION
-----------                              -----------

*(a)(1)(A)     Offer to Purchase, dated May 9, 2000.

*(a)(1)(B)     Letter of Transmittal.

*(a)(1)(C)     Notice of Guaranteed Delivery.

*(a)(1)(D)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               other Nominees.

*(a)(1)(E)     Form of letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.

*(a)(1)(F)     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

*(a)(1)(G)     Press release issued by Parent and Purchaser, dated May 9, 2000, announcing the commencement of the Offer.

*(a)(1)(H)     Summary Advertisement, dated May 9, 2000, appearing in the New
               York Times and the South Bend Tribune.

(a)(1)(I)      Press Release dated June 5, 2000.

*(b) Commitment Letter, dated Commitment Letter, dated May 5, 2000 from Comerica to NBO, LLC.















-----------------------------
* Previously filed.

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